December 20, 2013	News Release 13–21

SILVER STANDARD TO SELL CHALLACOLLO PROJECT

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) announces today that it has entered into a definitive agreement with Mandalay Resources Corporation (TSX: MND) (“Mandalay”) to sell 100% of its Challacollo project in Region I, Chile (“Challacollo”). Mandalay is a Canadian-based company listed on the Toronto Stock Exchange (the “TSX”).

Under the terms of the definitive agreement, Silver Standard will sell its interest in Challacollo for aggregate consideration of:

▪	$7.5 million cash payable at closing;

▪	12 million common shares of Mandalay issued at closing (current value of $8.9 million based on the Mandalay share price at December 19, 2013);

▪	Five million common shares of Mandalay issued at the end of the first quarter in which commercial production has commenced; and

▪
The cash equivalent of 240,000 ounces of silver in eight quarterly installments (based on the average quarterly silver price), beginning the quarter immediately following the quarter in which commercial production has commenced.

Silver Standard will also have a 2.0% NSR royalty on silver sales in excess of 36 million ounces, up to a maximum of $5 million.
Completion of the transaction is subject to customary closing conditions, including TSX approval. Silver Standard expects the transaction to close in the first quarter of 2014.

“This transaction adds to our already robust balance sheet and positions us well heading into 2014,” said John Smith, President and CEO. “Our aim is to monetize our portfolio through both building mines and selling non-core properties. This approach underpins our growth strategy.”

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including the closing of the proposed transaction, commencement of commercial production and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.